Exhibit 99.(14)

Consent of Independent Registered Public Accounting Firm

The Boards of Trustees

Prudential Investment Portfolios 18 and Prudential Investment Portfolios 3:

We consent to the use of our report, dated January 15, 2020, with respect to the financial statements and financial highlights of PGIM Jennison 20/20 Focus Fund, a portfolio of Prudential Investment Portfolios 18, as of November 30, 2019, and for the respective years presented therein, and our report dated April 17, 2020, with respect to the financial statements and financial highlights of PGIM Jennison Focused Growth Fund, a portfolio of Prudential Investment Portfolios 3, as of February 29, 2020, and for the respective years presented therein, each incorporated by reference herein. We also consent to the references to our firm under the heading “Miscellaneous — Independent Registered Public Accounting Firm” in the prospectus/proxy statement.

New York, New York

December 22, 2020